1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire
Admitted in New Jersey & Pennsylvania
Direct Dial:  (856) 661-2265
Email:  mark.roderick@flastergreenberg.com

August 11, 2017

Sent by Email Only

Thomas Kluck, Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549
Email:  KluckT@sec.gov

Re:       Impact Housing REIT, LLC (the “Fund”)
Offering Statement on Form 1-A
Submitted December 1, 2016
File No. 024-10649

Dear Mr. Kluck:

This is in response to your letter of August 3, 2017. We have copied below the questions from your August 3rd letter, and provided the Fund’s responses below each question. Also enclosed are blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Question #1

Part I. Item 1

Financial Statements

1. Please revise your disclosures to ensure agreement with the audited financial statements presented in Parts II and III of the Form 1-A.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
August 11, 2017

Our Response:

We have revised Part I, Item I of the Offering Statement to ensure agreement with the audited financial statements presented in Parts II and II of the Offering Statement.

Your Question #2

Our Management Team, page 27

2. We note that, with respect to your disclosure regarding Mr. Lorin’s experience, you removed the disclosure regarding his position as the “managing director of JEM Realty Advisors.” Please revise to provide disclosure regarding his experience at this entity or advise why this revision is not necessary. Please refer to Item 401 of Regulation S-K.

 Our Response

In response to this comment, the Fund has revised the Offering Circular to add back in the disclosure regarding Mr. Lorin’s position as managing director of JEM Realty Advisors.

Your Question #3

Part II

Balance Sheet, page F-3

3. Please tell us and disclose in the footnotes to your financial statements, the nature of the line item Refund Receivable of $20,000 as shown on the face of the balance sheet.

Our Response

In response to this comment, the Fund has revised the footnotes to its financial statements to disclose at page 8 thereof that the Fund is due a refund from overpayment of the costs associated with this offering in the amount of $20,000. This amount was due as of December 31, 2016 and will be refunded to the Fund in 2017.

Your Question #4

Part II

Note 4. Member’s Equity, page F-9

4. We note your issuance of 1,000,000 common shares to the Manager during September 2016. Please explain to us and disclose in the footnote to your financial statements, the purpose behind the issuance and the related accounting treatment under GAAP.

Thomas Kluck, Legal Branch Chief
Securities and Exchange Commission
August 11, 2017

Our Response

The common shares were issued to the Manager in connection with the formation of the Fund to reflect that the Manager was at that time the sole equity owner of the Fund. The Fund has revised the footnotes to its financial statements to disclose at pages 9 and 10 thereof that given the absence of quoted prices in active markets for, and the lack of previous sales of, the Fund’s common shares, the Fund determined that the fair value of such shares was zero and that therefore no capital was paid into the Fund at the time of issuance. In making this determination, the Fund considered that there had been no transactions or activity prior to or immediately subsequent to the issuance of the common shares to the Manager, other than the incurrence of start-up expenses.

Your Question #5

Appendix A – Results of Prior Programs

Table IV – Completed Projects

5. We note your revised disclosure and your response to comment 9 of our letter dated March 10, 2017. We reissue our prior comment. Please revise the tables to provide the disclosure as set forth in CF Disclosure Guidance Topic No. 6, e.g., for each of the projects, please provide the annualized return on investment as calculated in Disclosure Guidance Topic No. 6.

Our Response

In response to this comment, the Fund has revised Table IV of Appendix A – Results of Prior Programs to provide the disclosure as set forth in CF Disclosure Guidance Topic No. 6. Specifically, the Fund has revised Table IV to add the “median annual leverage” and “annualized return on investment” as provided in CF Disclosure Guidance Topic No. 6.

*      *      *

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Edward P. Lorin, CEO (sent via email with enclosures)